Filed Pursuant to Rule 424(b)(2)
Registration No. 333-223208
June 22, 2018
PRICING SUPPLEMENT
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018 and
Stock-Linked Underlying Supplement dated February 26, 2018)



# HSBC USA Inc.

# $2,134,000
# Autocallable Barrier Notes with Contingent Return

Linked to the Least Performing of the SPDR® S&P® Bank ETF, and the iShares® MSCI Emerging Markets Index Fund

► Contingent payment of 10.00% payable at maturity if the closing price of the Least Performing Underlying on the Final Valuation Date is less than its Initial Price but greater than or equal to 70% of its Initial Price

► Callable annually on or after June 25, 2019 at par plus the applicable Call Premium if the Official Closing Price of each Underlying is at or above its Initial Price on the applicable Observation Date.

► Call premium of 10.00% per annum

► If the Notes are not called and the Least Performing Underlying declines by more than 30.00%, there is full exposure to declines in the Least Performing Underlying, and you will lose all or a portion of your principal amount.

► 4 year term if not automatically called prior to maturity

► All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Barrier Notes with Contingent Return (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-16 of this pricing supplement.

**Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-7 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying ETF Underlying Supplement.**

The Estimated Initial Value of the Notes on the Pricing Date is $914.50 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-3 and "Risk Factors" beginning on page PS-7 of this document for additional information.

|  | Price to Public | Underwriting Discount[1] | Proceeds to Issuer |
|---|---|---|---|
| Per security | $1,000.00 | $32.50 | $967.50 |
| Total | $2,134,000.00 | $69,355.00 | $2,064,645.00 |

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.25% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-16 of this pricing supplement.

The Notes:

| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |
|---|---|---|



# HSBC USA Inc.
## Autocallable Barrier Notes with Contingent Return



This pricing supplement relates to a single offering of Autocallable Barrier Notes with Contingent Return. The Notes will have the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus and ETF Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or ETF Underlying Supplement, the terms described in this pricing supplement shall control.

This pricing supplement relates to an offering of Notes linked to the least performing of two index funds. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. as described below. The following key terms relate to the offering of Notes:

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Principal Amount:** | $1,000 per Note |
| **Reference Asset:** | The SPDR® S&P® Bank ETF ("KBE") and the iShares® MSCI Emerging Markets Index Fund ("EEM") (each, an "Underlying" and together, the "Underlyings") |
| **Trade Date:** | June 22, 2018 |
| **Pricing Date:** | June 22, 2018 |
| **Original Issue Date:** | June 27, 2018 |
| **Final Valuation Date:** | June 22, 2022, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement. |
| **Maturity Date:** | June 27, 2022. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement. |
| **Call Feature:** | If the Official Closing Price of each Underlying is at or above its Initial Price on any Call Observation Date beginning on June 25, 2019, the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount plus the applicable Call Premium on the corresponding Call Payment Date. |
| **Call Premium:** | 10.00% per annum.<br><br>10.00% if called on the first Observation Date,<br>20.00% if called on the second Observation Date,<br>30.00% if called on the third Observation Date and<br>40.00% if called on the fourth Observation Date (the Final Valuation Date) |

| **Observation and Coupon Payment Dates:** | Observation Dates | Call Payment Dates |
|---|---|---|
| | June 25, 2019 | June 28, 2019 |
| | June 24, 2020 | June 29, 2020 |
| | June 23, 2021 | June 28, 2021 |
| | June 22, 2022 | June 27, 2022 |
| | (the Final Valuation Date) | (the Maturity Date) |

| | |
|---|---|
| **Payment at Maturity:** | Unless the Notes are automatically called prior to maturity, on the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value. |
| **Contingent Return Payment:** | 10.00%, payable at maturity if the Notes are not called and the Final Return of the Least Performing Underlying is greater than or equal to -30%. |

| | |
|---|---|
| **Final Settlement Value:** | Unless the Notes are automatically called prior to maturity, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows: |
| | ■ **If the Final Return of the Least Performing Underlying is less than 0%, and therefore not called, but greater than or equal to -30%:** |
| | $1,000 + Contingent Return Payment. |
| | ■ **If the Final Return of the Least Performing Underlying is less than -30%:** |
| | $1,000 + ($1,000 × Final Return of the Least Performing Underlying). |
| | If the Notes are not automatically called prior to maturity and the Final Price of the Least Performing Underlying is less than its Barrier Price, you will not receive a Call Premium or Contingent Return Payment and will lose up to 100% of the Principal Amount |
| **Least Performing Underlying:** | The Underlying with the lowest Final Return. |
| **Final Return:** | With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows: |
| | $$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$ |
| **Initial Price:** | $49.09 with respect to KBE and $43.92 with respect to EEM, each of which was its Official Closing Price on the Pricing Date. |
| **Final Price:** | With respect to each Underlying, its Official Closing Price on the Final Valuation Date. |
| **Barrier Price:** | $34.363 with respect to KBE and $30.744 with respect to EEM, each of which is 70.00% of its Initial Price. |
| **CUSIP/ISIN:** | 40435FH26 / US40435FH269 |
| **Form of Notes:** | Book-Entry |
| **Listing:** | The Notes will not be listed on any U.S. securities exchange or quotation system. |
| **Estimated Initial Value:** | The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes.  The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any." |

## GENERAL

This pricing supplement relates to the offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to either Underlying or any security held by either Underlying or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the ETF Underlying Supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or ETF Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-7 of this pricing supplement, beginning on page S-1 of the prospectus supplement and page S-1 of the ETF Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and ETF Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶ The ETF Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010788/tv486720_424b2.htm

▶ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▶ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

## PAYMENT ON THE NOTES

### Call Feature

The Notes will be automatically called if the Official Closing Price of each Underlying is at or above its Initial Price on any Observation Date. If the Notes are automatically called, investors will receive a cash payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount, together with the applicable Call Premium.

### Contingent Return Payment

We will pay the Contingent Return Payment on the Maturity Date if the Notes are not called and the Official Closing Price of each Underlying on the Final Valuation Date is less than its Initial Price but equal to or greater than its Barrier Price.

### Payment at Maturity

Unless the Notes are automatically called prior to maturity, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment equal to the Final Settlement Value, determined as follows:

■ **If the Final Return of the Least Performing Underlying is less than 0%, and therefore not called, but is greater than or equal to -30%**:

$1,000 + the Contingent Return Payment.

■ **If the Final Return of the Least Performing Underlying is less than -30%**:

$1,000 + ($1,000 × Final Return of the Least Performing Underlying).

If the Notes are not automatically called prior to maturity and the Final Price of the Least Performing Underlying is less than its Barrier Price, you will not receive a Call Premium or the Contingent Return Payment and lose up to 100% of the Principal Amount.

### Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

### Reference Issuers

With respect to the KBE, SSFM is the Reference Issuer. With respect to the EEM, iShares, Inc. is the reference issuer.

## INVESTOR SUITABILITY

**The Notes may be suitable for you if:**

▶ You believe that the Official Closing Price of each of the Underlyings will be equal to or greater than its Initial Price on one or more of the Observation Dates.

▶ You do not seek an investment that provides an opportunity to participate in the appreciation of either Underlying.

▶ You are willing to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis if the Notes are not called and the Final Return of the Least Performing Underlying is less than -30%.

▶ You are willing to lose up to 100% of the Principal Amount.

▶ You are willing to hold Notes that will be automatically called on any Observation Date on which the Official Closing Price of each Underlying is at or above its Initial Price.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are willing to forgo dividends or other distributions paid on the stocks held by the Underlyings.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

**The Notes may not be suitable for you if:**

▶ You believe that the Official Closing Price of one or both of the Underlyings will be less than its Initial Price on each of the Observation Dates, and below its Barrier Price on the Final Valuation Date.

▶ You seek an investment that provides an opportunity to participate in the appreciation of either Underlying.

▶ You are unwilling to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis if the Notes are not called and the Final Return of the Least Performing Underlying is less than -30%.

▶ You seek an investment that provides full return of principal at maturity.

▶ You are unable or unwilling to hold Notes that will be automatically called on any Observation Date on which the Official Closing Price of each Underlying is at or above its Initial Price, or you are otherwise unable or unwilling to hold the Notes to maturity.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive guaranteed periodic interest payments on the Notes, or the dividends or other distributions paid on the stocks held by the Underlyings.

▶ You seek an investment for which there will be an active secondary market.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

## RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-1 of the accompanying ETF Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the Underlyings or any of the stocks held by either Underlying. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and ETF Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and ETF Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶   "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▶   "—General Risks Related to the Index Funds" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

**The Notes do not guarantee return of principal and you may lose all of your Principal Amount.**

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not automatically called and the Final Price of the Least Performing Underlying is less than its Barrier Price. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and you will lose 1% for each 1% that the Final Return of the Least Performing Underlying is less than its Initial Price. You may lose up to 100% of your investment at maturity.

**You may not receive the Call Premium or the Contingent Return Payment.**

The Notes may not be automatically called, and you may not receive the Contingent Return Payment. If the Official Closing Price of either Underlying on the Final Valuation Date is less than its Barrier Price, we will not pay you the Contingent Return Payment at maturity. If, on the Final Valuation Date, the Official Closing Price of either Underlying is less than its Barrier Price, you will not receive a positive return on the Notes, and you will lose some or all of your principal amount.

**Your return on the Notes is limited to the principal amount plus the Call Premium, if any, regardless of any appreciation in the price of the Reference Asset.**

If the Notes are called, for each $1,000 in principal amount, you will receive $1,000 at maturity plus the Call Premium, regardless of any appreciation in the value of either Underlying, which may be significant. Accordingly, an investment in the Notes may have a lower return than an investment in the securities included in one or both of the Underlyings.

**The Notes are subject to the credit risk of HSBC USA Inc.**

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the Call Premium, the Contingent Return Payment and any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

**The Notes may be automatically called prior to the Maturity Date.**

If the Notes are automatically called early, the holding period could be as little as 1 year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

**If the Notes are not called, your return will be based on the Final Return of the Least Performing Underlying.**

If the Notes are not automatically called prior to maturity, your return will be based on the Final Return of the Least Performing Underlying without regard to the performance of the other Underlying. As a result, you could lose all or some of your initial investment if the Final Price of the Least Performing Underlying is less than its Barrier Price, even if there is an increase in the price of the other Underlying. This could be the case even if the other Underlying increased by an amount greater than the decrease in the Least Performing Underlying.

**Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the price of each Underlying.**

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the price of each Underlying. For example, in the case of notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of either Underlying would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

**Higher Call Premiums and Contingent Return Payments, or lower Barrier Prices are generally associated with Underlyings with greater expected volatility and therefore can indicate a greater risk of loss.**

"Volatility" refers to the frequency and magnitude of changes in the price of an Underlying. The greater the expected volatility with respect to an Underlying on the Pricing Date, the higher the expectation as of the Pricing Date that the price of that Underlying could close below its Initial Price on an Observation Date or its Barrier Price on the Final Valuation Date, indicating a higher expected risk of (i) non-payment of any of the Call Premiums and the Contingent Return Payment or (ii) loss on the Notes. This greater expected risk will generally be reflected in a higher Call Premiums and Contingent Return Payments than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Barrier Price or a higher Contingent Call Premiums and Contingent Return Payments) than for similar securities linked to the performance of an Underlying with a lower expected volatility as of the Pricing Date. You should therefore understand that a relatively higher Call Premiums and the Contingent Return Payment may indicate an increased risk of loss. Further, a relatively lower Barrier Price may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of an Underlying can change significantly over the term of the Notes. The price of an Underlying for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Least Performing Underlying and the potential to lose some or all of your principal at maturity.

**The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.**

The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

**The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.**

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the prices of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

**If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.**

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 10 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the

Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

**The amount payable on the Notes is not linked to the prices of the Underlyings at any time other than the Coupon Observation Dates, including the Final Valuation Date.**

The payments on the Notes will be based on the Official Closing Prices of the Underlyings on the Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. If the Notes are not called, even if the price of the Least Performing Underlying is greater than or equal to its Initial Price during the term of the Notes other than on the Observation Dates but then decreases on each Observation Date to a price that is less than its Initial Price, the return on the Notes may be less, and possibly significantly less, than it would have been had the Notes had been called. Similarly, even if the price of each Underlying is greater than or equal to its Barrier Price during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a price that is less than its Barrier Price, the Contingent Return Payment will not be payable on the Maturity Date and the Payment at Maturity will be less, and possibly significantly less, than it would have been had the Payment at Maturity been linked to the price of the Least Performing Underlying prior to such decrease. Although the actual prices of the Underlyings on the Maturity Date or at other times during the term of the Notes may be higher than their respective prices on the Observation Dates, whether the Notes will be automatically called and whether the Payment at Maturity will include the Contingent Return Payment will be based solely on the Official Closing Prices of the Underlyings on the applicable Observation Dates.

Changes that affect an Underlying or its underlying index may affect the price of that Underlying and the market value of the Notes and the amount you will receive on the Notes.

The policies of the Reference Issuer of an Underlying or the index sponsor of its underlying index, concerning additions, deletions and substitutions of the constituents comprising that Underlying or its Underlying Index, as applicable, and the manner in which the Reference Issuer or the index sponsor takes account of certain changes affecting those constituents held by an Underlying or included in its Underlying Index may affect the price of that Underlying. The policies of the Reference Issuer or the index sponsor with respect to the calculation of an Underlying or its Underlying Index, as applicable, could also affect the price of that Underlying. The Reference Issuer or the index sponsor may discontinue or suspend calculation or dissemination of an Underlying or its Underlying Index, as applicable. Any such actions could affect the price of an Underlying and the value of the Notes.

**Owning the Notes is not the same as owning either of the Underlyings or the stocks included in their underlying indices.**

The return on your Notes may not reflect the return you would realize if you actually owned either of the Underlyings or stocks included in the related underlying index. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights as would holders of either Underlying or the stocks included in the related underlying index.

**The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.**

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

**The Notes lack liquidity.**

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

**Potential conflicts of interest may exist.**

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

**Economic Conditions Have Adversely Affected the Stock Prices of Many Companies in the Financial Services Sector, and May Do So During the Term of the Securities.**

In recent years, economic conditions in the United States have resulted, and may continue to result, in significant losses among many companies that operate in the financial services sector. These conditions have also resulted, and may continue to result, in a high degree of volatility in the stock prices of financial institutions, and substantial fluctuations in the profitability of these companies. Numerous financial services companies have experienced substantial decreases in the value of their assets, taken action to raise capital (including the issuance of debt or equity securities), or even ceased operations. Further, companies in the financial services sector have been subject to unprecedented government actions and regulation, which may limit the scope of their operations, the types of loans and other financial commitments they can make, the interest rates and fees they can charge, the prices they can charge and the amount of capital they must maintain, and, in turn, result in a decrease in value of these companies. Any of these factors may have an adverse impact on the price of the KBE. As a result, the price of the KBE may be adversely affected by economic, political, or regulatory events affecting the financial services sector or one of the sub-sectors of the financial services sector. This in turn could adversely impact the market value of the Notes and decrease the amount payable at maturity.

**Risks associated with non-U.S. companies.**
The value of the EEM depends upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the EEM and, as a result, the value of the Notes.

**The Notes will not be adjusted for changes in exchange rates.**
Although the equity securities that are held by the EEM are traded in currencies other than U.S. dollars, and your Notes are denominated in U.S. dollars, the amount payable on your Notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the value of the and therefore your Notes. The amount we pay in respect of your Notes on the maturity date, if any, will be determined solely in accordance with the procedures described in this document.

**Risks associated with emerging markets.**
An investment in the Notes linked to the EEM will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

**Uncertain tax treatment.**
For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

## ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of either Underlying relative to its Initial Price. We cannot predict the Official Closing Price of either Underlying on any Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of any of the Underlyings or the return on the Notes.

The table and examples below illustrate how the Contingent Return Payment and the Payment at Maturity would be calculated with respect to a $1,000 investment in the Notes, given a range of hypothetical Underlying performances. The hypothetical returns on the Notes below are numbers, expressed as percentages, that result from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. You should consider carefully whether the Notes are suitable to your investment goals. The following table and are based on the following terms:

| ▶ | Principal Amount: | $1,000 |
|---|---|---|
| ▶ | Hypothetical Initial Price | $100.00 with respect to each Underlying* |
| ▶ | Hypothetical Barrier Price: | $70.00 with respect to each Underlying (70.00% of the Initial Price)* |
| ▶ | Call Premium: | 10.00% if called on the first Observation Date, 20.00% if called on the second Observation Date, 30.00% if called on the third Observation Date and 40.00% if called on the fourth Observation Date. |
| ▶ | Contingent Return Payment: | ▶ 10.00%, payable at maturity if applicable.<br><br>▶ If the Official Closing Price of each Underlying the Final Valuation Date is less than its Initial Price but greater than or equal to its Barrier Price, the Contingent Return Payment will be paid and will equal $100 per $1,000 Principal Amount of the Notes. |

* The hypothetical Initial Price of $100.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Price of any Underlying. The actual Initial Price and Barrier Price of each Underlying is set forth on page PS-3 of this pricing supplement relates.

| | Notes Are Called on the Second Observation Date | | Notes Are Called on the Fourth Observation Date (the Final Valuation Date) | | Notes Are Not Called on Any Observation Date | | | |
|---|---|---|---|---|---|---|---|---|
| | Example 1 | | Example 2 | | Example 3 | | Example 4 | |
| | KBE | EEM | KBE | EEM | KBE | EEM | KBE | EEM |
| Initial Price | $100.00 | $100.00 | $100.00 | $100.00 | $100.00 | $100.00 | $100.00 | $100.00 |
| Barrier Price | $70.00 | $70.00 | $70.00 | $70.00 | $70.00 | $70.00 | $70.00 | $70.00 |
| Official Closing Prices / Percentage Changes on the First Observation Date | $105.00/ 5.00% | $95.00/ -5.00% | $98.00/ -2.00% | $95.00/ -5.00% | $75.00/ -25.00% | $80.00/ -20.00% | $80.00/ -20.00% | $75.00/ -25.00% |
| Official Closing Prices / Percentage Changes on the Second Observation Date | $130.00/ 30.00% | $110.00/ 10.00% | $105.00/ 5.00% | $90.00/ -10.00% | $80.00/ -20.00% | $75.00/ -25.00% | $75.00/ -25.00% | $80.00/ -20.00% |
| Official Closing Prices / Percentage Changes on the Third Observation Date | N/A | N/A | $85.00/ 15.00% | $75.00/ -25.00% | $75.00/ -25.00% | $85.00/ -15.00% | 90.00/ -10.00% | $60.00/ -40.00% |
| Official Closing Prices / Percentage Changes on the Final Valuation Date | N/A | N/A | $110.00/ 10.00% | $105.00/ 5.00% | $90.00/ -10.00% | $80.00/ -20.00% | $105.00/ 5.00% | $40.00/ -60.00% |
| Call Premium or Contingent Return Payment | $200.00 (Call Premium) | | $400.00 (Call Premium) | | $100.00 (Contingent Return Payment) | | N/A | |
| Total Payment | $1,200.00 (upon automatic call) | | $1,400.00 (upon automatic call) | | $1,100.00 (at maturity) | | $400 (at maturity) | |
| Return of the Notes | 20.00% | | 40.00% | | 10.00% | | -60.00% | |

**Example 1—The Official Closing Price of each Underlying on the second Observation Date is greater than or equal to its Initial Price, but not on the first Observation Date.**

| Underlying | Initial Price | Official Closing Price on the First Observation Date | Official Closing Price on the Second Observation Date | Official Closing Price on the Third Observation Date | Final Price on Fourth Observation Date |
|---|---|---|---|---|---|
| KBE | $100 | $105.00 / 5.00% | $130.00 / 30.00% | N/A | N/A |
| EEM | $100 | $95.00 / -5.00% | $110.00 / 10.00% | N/A | N/A |

Because the Official Closing Price of each Underlying on the second Observation Date is at or above its Initial Price, the Notes will be called and you will receive $1,200.00 per Note, reflecting the Principal Amount plus the applicable Call Premium, resulting in a 20.00% return on the Notes.

**Example 2—The Official Closing Price of each Underlying on the fourth Observation Date (the Final Valuation Date) is greater than or equal to its Initial Price, but not on any previous Observation Dates.**

| Underlying | Initial Price | Official Closing Price on the First Observation Date | Official Closing Price on the Second Observation Date | Official Closing Price on the Third Observation Date | Final Price on Fourth Observation Date |
|---|---|---|---|---|---|
| KBE | $100 | $98.00 / -2.00% | $105.00/ 5.00% | $85.00/ -15.00% | $110.00 / 10.00% |
| EEM | $100 | $95.00 / -5.00% | $90.00 / -10.00% | $75.00 / -25.00% | $105.00 / 5.00% |

Because the Official Closing Price of each Underlying on the fourth Observation Date is at or above its Initial Price, the Notes will be called and you will receive $1,400.00 per Note, reflecting the Principal Amount plus the applicable Call Premium, resulting in a 40.00% return on the Notes.

**Example 3—The Notes are not called and the Final Price of the Least Performing Underlying is greater than or equal to its Barrier Price.**

| Underlying | Initial Price | Official Closing Price on the First Observation Date | Official Closing Price on the Second Observation Date | Official Closing Price on the Third Observation Date | Final Price on Fourth Observation Date |
|---|---|---|---|---|---|
| KBE | $100 | $75.00 / -25.00% | $80.00 / -20.00% | $75.00 / -25.00% | $90.00 / -10.00% |
| EEM | $100 | $80.00 / -20.00% | $75.00 / -25.00% | $85.00 /-15.00% | $80.00 /-20.00% |

Because the Final Price of the Least Performing Underlying is greater than or equal to the Barrier Price, you will receive $1,100.00 per Note, reflecting the Principal Amount plus the Contingent Return Payment, resulting in a 10.00% return on the Notes.

**Example 4—The Notes are not called and the Final Price of the Least Performing Underlying is less than its Barrier Price.**

| Underlying | Initial Price | Official Closing Price on the First Observation Date | Official Closing Price on the Second Observation Date | Official Closing Price on the Third Observation Date | Final Price on Fourth Observation Date |
|---|---|---|---|---|---|
| KBE | $100 | $80.00/ -20.00% | $75.00/ -25.00% | $90.00/ -10.00% | $105.00/ 5.00% |
| EEM | $100 | $75.00/ -25.00% | $80.00/ -20.00% | $60.00/ -40.00% | $40.00/ -60.00% |

EEM is the Least Performing Underlying. Because the Final Price of the Least Performing Underlying is less than its Barrier Price, you will receive $400.00 per $1,000 in Principal Amount, calculated as follows:

Payment at Maturity = $1,000 + ($1,000 × -60.00%) = $400.00

resulting in a -60.00% return on the Notes.

If the Notes are not called and the Final Price of the Least Performing Underlying is less than its Barrier Price, you will be exposed to any decrease in the price of the Least Performing Underlying on a 1:1 basis and could lose up to 100% of your principal at maturity.

## INFORMATION RELATING TO THE UNDERLYINGS

### Description of the SPDR® S&P® Bank ETF (the "KBE")

Information provided to or filed with the SEC by the SPDR® S&P® Bank ETF under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC's website at http://www.sec.gov. In addition, information regarding the KBE may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not participated in the preparation of, or verified, such publicly available information.  None of the forgoing documents or filings are incorporated by reference in, and should not be considered part of, this document.

The following information regarding the KBE is derived from publicly available information.

We have not independently verified the accuracy or completeness of reports filed by the KBE with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.

The Notes are not sponsored, endorsed, sold or promoted by the investment adviser. The investment adviser makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. The investment adviser has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

We obtained the information regarding the historical performance of the KBE set forth below from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the KBE should not be taken as an indication of its future performance, and no assurance can be given as to the market price of the KBE on the Valuation Date. We cannot give you assurance that the performance of the KBE will not result in the loss of part of your investment.

### The SPDR® S&P® Bank ETF ("KBE")

The KBE is an investment portfolio maintained and managed by SSFM. The inception date of the KBE is November 8, 2005. The KBE is an exchange traded fund that trades on NYSE Arca under the ticker symbol "KBE."

The KBE seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P® Banks Select Industry® Index (the "underlying index"). The underlying index represents the banks industry portion of the S&P Total Market Index ("S&P TMI"), an index that measures the performance of the U.S. equity market. The KBE is composed of companies that are publicly traded money centers and leading regional banks or thrifts.

The KBE utilizes a "replication" investment approach in attempting to track the performance of the underlying index. The KBE typically invests in substantially all of the securities which comprise the underlying index in approximately the same proportions as the underlying index. The KBE will normally invest at least 80% of its total assets in the common stocks that comprise the underlying index.  The returns of the KBE may be affected by certain management fees and other expenses, which are detailed in its prospectus.

### The Underlying Index
The underlying index is an equal-weighted index that is designed to measure the performance of the banks portion of the S&P TMI. The S&P TMI includes all U.S. common equities listed on the NYSE (including NYSE Arca), the NYSE MKT, the NASDAQ Global Select Market, and the NASDAQ Capital Market. Each of the component stocks in the underlying index is a constituent company within the banks industry portion of the S&P TMI.

To be eligible for inclusion in the underlying index, companies must be in the S&P TMI and must be included in the relevant Global Industry Classification Standard (GICS) industry.  The GICS was developed to establish a global standard for categorizing companies into sectors and industries.  In addition to the above, companies must satisfy one of the two following combined size and liquidity criteria:

•        float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%; or

•        float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

All U.S. companies satisfying these requirements are included in the underlying index. The total number of companies in the underlying index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the underlying index as of each rebalancing effective date.

Eligibility factors include:

•        Market Capitalization:  Float-adjusted market capitalization should be at least US$400 million for inclusion in the underlying index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the underlying index at each rebalancing.

•        Liquidity:  The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the underlying index rebalancing reference date. Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the underlying index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the underlying index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the underlying index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

• Takeover Restrictions:  At the discretion of S&P, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in the underlying index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the underlying index.

• Turnover:  S&P believes turnover in index membership should be avoided when possible. At times, a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the underlying index, not for continued membership. As a result, an index constituent that appears to violate the criteria for addition to the underlying index will not be deleted unless ongoing conditions warrant a change in the composition of the underlying index.

### Historical Performance of the KBE

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices, on the relevant exchange, of this Underlying for each quarter in the period from January 2, 2008 through June 22, 2018. We obtained the data in this table from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny.

The graph below illustrates the daily performance of this Underlying from January 2, 2008 through June 22, 2018 based on information from the Bloomberg Professional® service. *Historical prices performance of this Underlying is not indicative of its future performance.*

| QUARTER ENDING | QUARTER HIGH ($) | QUARTER LOW ($) | QUARTER CLOSE ($) |
|---|---|---|---|
| March 31, 2008 | 47.34 | 37.42 | 38.85 |
| June 30, 2008 | 42.66 | 28.59 | 28.59 |
| September 30, 2008 | 39.75 | 23.92 | 33.49 |
| December 31, 2008 | 35.86 | 18.30 | 21.25 |
| March 31, 2009 | 22.34 | 9.31 | 13.86 |
| June 30, 2009 | 21.56 | 14.00 | 18.05 |
| September 30, 2009 | 24.08 | 16.91 | 23.33 |
| December 31, 2009 | 24.44 | 20.68 | 21.24 |
| March 31, 2010 | 26.07 | 21.71 | 25.81 |
| June 30, 2010 | 28.72 | 22.89 | 22.89 |
| September 30, 2010 | 25.29 | 21.39 | 22.95 |
| December 31, 2010 | 26.10 | 22.10 | 25.93 |
| March 31, 2011 | 27.64 | 25.30 | 25.82 |
| June 30, 2011 | 26.43 | 22.99 | 23.99 |
| September 30, 2011 | 24.44 | 17.09 | 17.54 |
| December 31, 2011 | 20.49 | 16.73 | 19.83 |
| March 31, 2012 | 24.44 | 20.29 | 23.85 |
| June 30, 2012 | 24.10 | 20.25 | 22.04 |
| September 30, 2012 | 24.63 | 21.12 | 23.48 |
| December 31, 2012 | 24.40 | 22.29 | 23.83 |
| March 30, 2013 | 27.23 | 24.57 | 26.92 |
| June 30, 2013 | 28.84 | 25.47 | 28.72 |
| September 30, 2013 | 31.98 | 29.09 | 30.03 |
| December 31, 2013 | 33.18 | 29.54 | 33.17 |
| March 31, 2014 | 34.67 | 30.78 | 34.04 |
| June 30, 2014 | 34.50 | 31.03 | 33.42 |
| September 30, 2014 | 33.87 | 31.24 | 31.91 |
| December 31, 2014 | 33.92 | 30.05 | 33.55 |
| March 31, 2015 | 34.15 | 29.99 | 33.51 |
| June 30, 2015 | 37.20 | 33.44 | 36.26 |
| September 30, 2015 | 37.06 | 31.61 | 33.24 |
| December 31, 2015 | 36.59 | 32.93 | 33.82 |
| March 31, 2016 | 33.05 | 26.52 | 30.37 |
| June 30, 2016 | 33.64 | 28.19 | 30.48 |
| September 30, 2016 | 34.23 | 29.27 | 33.38 |
| December 31, 2016 | 44.16 | 33.21 | 43.47 |
| March 31, 2017 | 46.56 | 41.67 | 42.98 |
| June 30, 2017 | 44.10 | 41.01 | 43.52 |
| September 30, 2017 | 45.09 | 39.81 | 45.09 |
| December 31, 2017 | 48.37 | 43.68 | 47.34 |
| March 31, 2018 | 51.86 | 46.75 | 47.89 |
| June 22, 2018* | 50.91 | 46.82 | 49.09 |



* This document includes, for the second calendar quarter of 2018, data for the period from April 1, 2018 through June 22, 2018. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2018.

**Description of the iShares® MSCI Emerging Markets ETF (the "EEM")**

The EEM seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is intended to measure the performance of equity markets in the global emerging markets. As of May 31, 2018, the MSCI Emerging Markets Index consisted of the following 24 component country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Pakistan, Peru, Philippines, Poland, Russia, Qatar, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates.

*For more information about the EEM, see "The iShares® MSCI Emerging Markets Index Fund" beginning on page S-26 of the accompanying ETF Underlying Supplement.*

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices, on the relevant exchange, of this Underlying for each quarter in the period from January 2, 2008 through June 22, 2018. We obtained the data in this table from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny.

The graph below illustrates the daily performance of this Underlying from January 2, 2008 through June 22, 2018 based on information from the Bloomberg Professional® service. *Historical prices performance of this Underlying is not indicative of its future performance.*



| QUARTER ENDING | QUARTER HIGH ($) | QUARTER LOW ($) | QUARTER CLOSE ($) |
|---|---|---|---|
| March 31, 2008 | 50.37 | 42.17 | 44.79 |
| June 30, 2008 | 51.70 | 44.43 | 45.19 |
| September 30, 2008 | 45.19 | 31.33 | 34.53 |
| December 31, 2008 | 34.53 | 18.22 | 24.97 |
| March 31, 2009 | 27.09 | 19.94 | 24.81 |
| June 30, 2009 | 34.64 | 24.81 | 32.23 |
| September 30, 2009 | 39.29 | 30.75 | 38.91 |
| December 31, 2009 | 42.07 | 37.56 | 41.50 |
| March 31, 2010 | 43.22 | 36.83 | 42.12 |
| June 30, 2010 | 43.98 | 36.16 | 37.32 |
| September 30, 2010 | 44.77 | 37.32 | 44.77 |
| December 31, 2010 | 48.58 | 44.77 | 47.62 |
| March 31, 2011 | 48.69 | 44.63 | 48.69 |
| June 30, 2011 | 50.21 | 45.50 | 47.60 |
| September 30, 2011 | 48.46 | 34.95 | 35.07 |
| December 31, 2011 | 42.80 | 34.36 | 37.94 |
| March 31, 2012 | 44.76 | 37.94 | 42.94 |
| June 30, 2012 | 43.54 | 36.68 | 39.19 |
| September 30, 2012 | 42.37 | 37.42 | 41.32 |
| December 31, 2012 | 44.35 | 40.14 | 44.35 |
| March 30, 2013 | 45.20 | 41.80 | 42.78 |
| June 30, 2013 | 44.23 | 36.63 | 38.57 |
| September 30, 2013 | 43.29 | 37.34 | 40.77 |
| December 31, 2013 | 43.66 | 40.44 | 41.77 |
| March 31, 2014 | 41.77 | 37.09 | 40.99 |
| June 30, 2014 | 43.95 | 40.82 | 43.23 |
| September 30, 2014 | 45.85 | 41.56 | 41.56 |
| December 31, 2014 | 42.44 | 37.73 | 39.29 |
| March 31, 2015 | 41.07 | 37.92 | 40.13 |
| June 30, 2015 | 44.09 | 39.04 | 39.62 |
| September 30, 2015 | 39.78 | 31.32 | 32.78 |
| December 31, 2015 | 36.29 | 31.55 | 32.19 |
| March 31, 2016 | 34.28 | 28.25 | 34.25 |
| June 30, 2016 | 35.26 | 31.87 | 34.36 |
| September 30, 2016 | 38.20 | 33.77 | 37.45 |
| December 31, 2016 | 38.10 | 34.08 | 35.01 |
| March 31, 2017 | 39.98 | 35.01 | 39.39 |
| June 30, 2017 | 41.93 | 38.81 | 41.39 |
| September 30, 2017 | 45.85 | 41.05 | 44.81 |
| December 31, 2017 | 47.81 | 44.81 | 47.12 |
| March 31, 2018 | 52.08 | 45.69 | 48.28 |
| June 22, 2018* | 48.14 | 43.47 | 43.92 |

* This document includes, for the second calendar quarter of 2018, data for the period from April 1, 2018 through June 22, 2018. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2018.

## EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this pricing supplement except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Final Return of each Underlying, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If the Notes are subject to an automatic call, the Call Premium will be pro-rated based upon the amount of time that the Notes are outstanding. If a Market Disruption Event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Final Price will be made on such date, irrespective of the existence of a market disruption event with respect to any Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement, for distribution to other registered broker-dealers, or will offer the Notes directly to investors. HSBC Securities (USA) Inc. will offer the Notes at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.25% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

Delivery of the Notes will be made against payment for the Notes on the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

## U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale, call or exchange and we intend to treat any gain or loss upon maturity or an earlier sale, call or exchange as long-term capital gain or loss, provided you have held the Note for more than one year at such time for U.S. federal income tax purposes. If the Notes are held by the same United States holder until maturity, that holder's holding period will generally include the maturity date. It is possible that the Internal Revenue Service could assert that a United States holder's holding period in respect of the Notes should end on the date on which the amount the holder is entitled to receive upon the call or maturity of the Notes is determined, even though the holder will not receive any amounts from us in respect of the Notes prior to the call or maturity of the Notes. In such case, a United States holder may be treated as having a holding period in respect of the notes that is one year or less even if the holder receives cash upon call or maturity of the Notes at a time that is more than one year after the beginning of its holding period.

Despite the foregoing, U.S. holders should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the Underlyings (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the Notes is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a Note will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, call, exchange or maturity of the Note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, call, exchange or maturity of the Note). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero.

Although the matter is not clear, there exists a risk that an investment in the Notes will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a Note will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Note will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a Note and attributable to the Underlying Shares over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such Note for an amount equal to the "issue price" of the Note allocable to the Underlying Shares and, upon the date of sale, call, exchange or maturity of the Note, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Note). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of a Note after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether either Underlying or any of the entities whose stock is owned by an Underlying would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If either Underlying or one or more of the entities whose stock is owned by an Underlying were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Underlyings and owned by the Underlyings and consult your tax advisor regarding the possible consequences to you if either Underlying or one or more of the entities whose stock is owned by an Underlying is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL,

AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

## VALIDITY OF THE NOTES

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated February 26, 2018, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 1, 2018, which has been filed as Exhibit 5.4 to the Issuer's registration statement on Form S-3 dated February 26, 2018.

## TABLE OF CONTENTS

# HSBC USA Inc.

**$2,134,000 Autocallable Barrier Notes with Contingent Return Linked to the Least Performing of the SPDR® S&P® Bank ETF and the iShares® MSCI Emerging Markets Index Fund**

**June 22, 2018**

**Pricing Supplement**